Exhibit 99.1

Clearmind Medicine Accelerate FDA-Approved Alcohol Use Disorder Clinical Trial by Activating Fifth Elite Global Medical Site

Prestigious Hadassah Medical Center Joins Yale, Johns Hopkins, Tel Aviv Sourasky and IMCA, in Evaluating the Company’s proprietary non-hallucinogenic MEAI-based oral drug candidate

Vancouver, Canada, Nov. 20, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the initiation of its FDA-approved Phase I/IIa clinical trial for CMND-100 at Hadassah Medical Center in Jerusalem, Israel. This milestone expands the trial to another leading global medical center, emphasizing the potential and growing momentum behind CMND-100—a proprietary non-hallucinogenic MEAI-based oral drug candidate designed to address the unmet needs of millions suffering from Alcohol Use Disorder (AUD).

The multinational, multi-center study evaluates the safety, tolerability, pharmacokinetic profile, and preliminary efficacy of CMND-100 in reducing alcohol cravings and consumption among individuals with moderate to severe AUD. Following final approval received earlier this month, Hadassah—a leading Israeli institution, has swiftly activated the site. The activation follows the company’s previous announcement in June 2025 that Hadassah Medical Center was being added as an additional clinical site for its ongoing Phase I/IIa clinical trial.

The company recently announced top-line data from the first cohort of the clinical trial that demonstrated a favorable safety profile, with no serious adverse events reported and the treatment was generally well-tolerated across all participants. Additionally, the cohort showed strong treatment observance, with high adherence to the dosing regimen and protocol requirements, underscoring the feasibility and patient acceptability of CMND-100 in a clinical setting. These encouraging early findings support the ongoing evaluation of CMND-100 as a potential breakthrough therapy for AUD, a condition affecting millions worldwide where effective treatments remain limited.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential and growing momentum behind CMND-100 and the he ongoing evaluation of CMND-100 as a potential breakthrough therapy for AUD. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.